Exhibit No. (e)(1)        Item 11 of Annual Report on Form 10-K for the period ended December 31, 2014

ITEM 11.	EXECUTIVE COMPENSATION
Executive Officer Compensation

The following table sets forth a summary of all compensation awarded to, earned or paid to, the Company's Chief Executive Officer, Chief Financial Officer and other executive officers whose compensation exceeded $100,000 during fiscal years ended December 31, 2014 and December 31, 2013.

SUMMARY COMPENSATION TABLE
		Salary	Bonus	Option Awards	All Other Compensation[1]	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Michael J. Rugen,	2014	186,716	68,343	-	53,597	308,656
Chief Financial Officer	2013	155,770	52,500	-	14,828	223,098
Chief Executive Officer (interim)[2]
Cary V. Sorensen,	2014	137,940	5,000	-	9,788	152,728
General Counsel	2013	137,940	-	-	10,221	148,161
Jeffrey R. Bailey,
Chief Executive Officer (former)[3]	2013	98,500	27,000	-	6,933	132,433
Charles P. McInturff, Vice President[4]	2013	182,970	-	-	12,335	195,305

1 The amounts in this column consist of the Company’s matching contributions to its 401 (k) plan, personal use of company vehicles, and the portion of company-wide group term life insurance premiums allocable to these named executive officers.
2 Mr. Rugen was appointed interim Chief Executive Officer on June 28, 2013.  The information for Mr. Rugen for 2014 and 2013 includes compensation for his services as both CEO and CFO.  The bonus in 2014 and 2013 include $33,068 and $15,000 respectively for quarterly bonuses paid to Mr. Rugen as compensation to serve in the capacity as CEO.
3 Mr. Bailey resigned as Chief Executive Officer of the Company on June 28, 2013.
4 Mr. McInturff resigned as Vice President of the Company on December 16, 2013.

Outstanding Equity Awards at Fiscal Year-End
	OPTION AWARDS
Name	Number of securities underlying unexercised options	Number of securities underlying unexercised options	Option exercise price	Option expiration date
	exercisable	unexercisable
Michael J. Rugen	400,000	-	$0.50	9/27/2015
Cary V. Sorensen	74,000	-	$0.44	8/29/2015

Option and Award Exercises

During 2013, Mr. McInturff received a $59,520 payment in lieu of exercising his fully exercisable options to purchase 400,000 shares. This payment is the same economic benefit to Mr. McInturff as if he had made a cashless exercise of the options, and the Company elected to make such payment in lieu of issuing the shares and the resulting dilutive effect of doing so.   These options were to expire on February 1, 2013.  No other options were exercised during 2014 or 2013.

Employment Contracts and Compensation Agreements

On September 18, 2013, the Company and its Chief Financial Officer and interim Chief Executive Officer Michael J. Rugen entered into a written Compensation Agreement as reported on Form 8-K filed on September 24, 2013.  Under the terms of the Compensation Agreement, Mr. Rugen’s annual salary will increase from $150,000 to $170,000 per year in his capacity as Chief Financial Officer, and he will receive a bonus of $7,500 per quarter for each quarter during which he also serves as interim Chief Executive Officer.  At June 1, 2014, Mr. Rugen’s salary was increased to $199,826 per year in his capacity as Chief Financial Officer, the quarterly bonus received while in the capacity as interim Chief Financial Officer was increased to $8,815 per quarter.  The increases at June 1, 2014 were for cost of living adjustments related to the relocation of the corporate office from Knoxville to Greenwood Village.  The Compensation agreement is not an employment contract, but does provide that in the event Mr. Rugen were terminated without cause, he would receive a severance payment in the amount of six month’s salary in effect at the time of any such termination.

On February 25, 2015, the Company and its Vice President, General Counsel, and Corporate Secretary Cary V. Sorensen entered into a written Compensation Agreement as reported on Form 8-K filed on February 19, 2015.  Under the terms of the Compensation Agreement, effective March 2, 2015, Mr. Sorensen’s annual salary will be reduced from $137,500 to $91,000 in consideration of the Company's agreement to permit Mr. Sorensen to serve as a full time employee from a virtual office in Galveston, Texas with presence in the Denver area headquarters as required. He will remain eligible for certain existing benefits: 401-K plan, bonus potential; Company-paid state bar membership dues and charges, and mobile phone charges. The Company also pays reasonable and customary office operating expenses. The Company would pay for business travel on a mileage basis and out of pocket travel costs. However, as to health insurance, Mr. Sorensen will obtain a combination of private/governmental health and disability insurance in lieu of the Company plans, with the Company reimbursing up to $13,000 per year in premiums incurred by him.  The Compensation agreement is not an employment contract, but does provide that in the event Mr. Sorensen were terminated without cause, he would receive a severance payment in the amount of six month’s salary in effect at the time of any such termination.

There are presently no other employment contracts relating to any member of management. However, depending upon the Company's operations and requirements, the Company may offer long-term contracts to executive officers or key employees in the future.

Compensation and Stock Option Committee

The members of the Compensation/Stock Option Committee during 2014 were Matthew K. Behrent, Hughree F. Brooks, and Richard M. Thon, with Mr. Brooks acting as Chairman.  Messrs. Behrent, Brooks, and Thon meet the current independence standards established by the NYSE MKT Rules to serve on this Committee.

The Board of Directors has adopted a charter for the Compensation/Stock Option Committee which is available at the Company’s internet website, www.tengasco.com.

The Compensation/Stock Option Committee’s functions, in conjunction with the Board of Directors, are to provide recommendations with respect to general and specific compensation policies and practices of the Company for directors, officers and other employees of the Company.  The Compensation/Stock Option Committee expects to periodically review the approach to executive compensation and to make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented. The Committee determines or recommends to the Board of Directors for determination the specific compensation of the Company’s Chief Executive Officer and all of the Company’s other officers. Although the Committee may seek the input of the Company’s Chief Executive Officer in determining the compensation of the Company’s other executive officers, the Chief Executive Officer may not be present during the voting or deliberations with respect to his compensation. The Committee may not delegate any of its responsibilities unless it is to a subcommittee formed by the Committee, but only if such subcommittee consists entirely of directors who meet the independence requirements of the NYSE MKT Rules.

The Compensation/Stock Option Committee is also charged with administering the Tengasco, Inc. Stock Incentive Plan (the “Stock Incentive Plan”).  The Compensation/Stock Option Committee has complete discretionary authority with respect to the awarding of options and Stock Appreciation Rights (“SARs”), under the Stock Incentive Plan, including, but not limited to, determining the individuals who shall receive options and SARs; the times when they shall receive them; whether an option shall be an incentive or a non-qualified stock option; whether an SAR shall be granted separately, in tandem with or in addition to an option; the number of shares to be subject to each option and SAR; the term of each option and SAR; the date each option and SAR shall become exercisable; whether an option or SAR shall be exercisable in whole, in part or in installments and the terms relating to such installments; the exercise price of each option and the base price of each SAR; the form of payment of the exercise price; the form of payment by the Company upon the exercise of an SAR; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option or SAR; to subject the exercise of all or any portion of an option or SAR to the fulfillment of a contingency, and to determine whether such contingencies have been met; with the consent of the person receiving such option or SAR, to cancel or modify an option or SAR, provided such option or SAR as modified would be permitted to be granted on such date under the terms of the Stock Incentive Plan; and to make all other determinations necessary or advisable for administering the Plan.

The Compensation/Stock Option Committee met four (4) times in Fiscal 2014. The Committee has the authority to retain a compensation consultant or other advisors to assist it in the evaluation of compensation and has the sole authority to approve the fees and other terms of retention of such consultants and advisors and to terminate their services. The Committee did not retain any such consultants or advisors in 2014.

Compensation of Directors

The Board of Directors has resolved to compensate members of the Board of Directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The Directors, as of the date of this Report, have waived all such fees due to them for prior meetings.

Members of the Board of Directors may also be requested to perform consulting or other professional services for the Company from time to time, although at this time no such arrangements are in place.  The Board of Directors has reserved to itself the right to review all directors' claims for compensation on an ad hoc basis.

Board members currently receive fees from the Company for their services as director.   They may also from time to time be granted stock options under the Tengasco, Inc. Stock Incentive Plan. A separate plan to issue cash and/or shares of stock to independent directors for service on the Board and various committees was authorized by the Board of Directors and approved by the Company’s shareholders. A copy of the Plan is posted at the Company’s website at www.tengasco.com. However, no award was made to any independent director under that separate plan in Fiscal 2014.

DIRECTOR COMPENSATION FOR FISCAL 2014

	Fees earned or paid in cash	Option awards compensation [5]	Total
Name	($)	($)	($)

Matthew K. Behrent	$15,000	$5,464	$20,464

Hughree F. Brooks	$15,000	$5,464	$20,464

Richard M. Thon	$15,000	$5,464	$20,464

Peter E. Salas	$15,000	$5,464	$20,464

5 The amounts represented in this column are equal to the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, in connection with options granted under the Tengasco, Inc. Stock Incentive Plan.  See Note 13 Stock Options in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K   for the year ended December 31, 2014 for information on the relevant valuation assumptions. As of December 31, 2014, Mr. Behrent held 143,750 unexercised options; Mr. Brooks held 93,750 unexercised options; Mr. Salas held 143,750 unexercised options; and Mr. Thon held 25,000 unexercised options.